# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ovid Therapeutics Inc., CIK 0001636651
CUSIP: 690469101
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 441 NINTH AVENUE, 14TH FLOOR, NEW YORK, New York (NY), 10001
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002115022

## Reporting persons
- Sirenia Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,031,333; sole dispositive power 0; shared dispositive power 18,031,333; aggregate amount beneficially owned 18,031,333 (9.9% of the class)
  Comment: Includes 8,552,333 shares of Common Stock (as defined in Item 2(a)) issuable upon exercise of the Reported Warrants (as defined in Item 4(a)). As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker (as defined in Item 4(a)) and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).
- Alex Silverstein: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 18,031,333; sole dispositive power 0; shared dispositive power 18,031,333; aggregate amount beneficially owned 18,031,333 (9.9% of the class)
  Comment: Includes 8,552,333 shares of Common Stock issuable upon exercise of the Reported Warrants. As more fully described in Item 4, the Reported Warrants are subject to the 9.99% Blocker and the percentage set forth on row (11) gives effect to the 9.99% Blocker. However, rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon the full exercise of the Reported Warrants and does not give effect to the 9.99% Blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to the 9.99% Blocker, is less than the number of securities reported on rows (6), (8) and (9).

## Item 1. Issuer
Name of issuer: Ovid Therapeutics Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, NY 10001

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Sirenia Capital Management LP ("Sirenia") with respect to the common stock, par value $0.001 per share ("Common Stock"), of Ovid Therapeutics Inc. (the "Issuer") held by, and issuable upon exercise of the Reported Warrants held by SILV Fund, Ltd. (the "Sirenia Fund"), an investment fund it manages; and

(ii) Alex Silverstein ("Mr. Silverstein"), the managing member of Sirenia Capital Management GP LLC, the general partner of Sirenia, with respect to the Common Stock held by, and issuable upon exercise of Reported Warrants held by, the Sirenia Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Securities Exchange Act of 1934, the beneficial owner of the securities reported herein.

Sirenia and Mr. Silverstein have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934 (the "Act").
Address of principal business office or, if none, residence: The address of the principal business office of Sirenia and Mr. Silverstein is 1674 Meridian Avenue, Suite 320, Miami Beach, FL 33139.
Citizenship: Sirenia is a Delaware limited partnership. Mr. Silverstein is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 151,028,955 shares of Common Stock outstanding, which is the sum of (i) 131,874,634 shares of Common Stock outstanding as of March 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (the "SEC") on March 18, 2026, and (ii) 19,154,321 shares of Common Stock issued in the private placement entered into on March 17, 2026, as described in the Issuer's Current Report on Form 8-K filed with the SEC on March 18, 2026, and assumes the exercise of the warrants (the "Reported Warrants") held by the Sirenia Fund.

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise any of the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.99% of the outstanding shares of Common Stock (the "9.99% Blocker") and the percentage set forth in Row (11) of the cover page for each of the Reporting Persons gives effect to the 9.99% Blocker. Consequently, at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.99% Blocker.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Sirenia Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5 percent of the outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Sirenia Capital Management LP: /s/ Kolby Loft, Kolby Loft, General Counsel & Chief Compliance Officer (05/15/2026)
- Alex Silverstein: /s/ Alex Silverstein, Alex Silverstein, individually (05/15/2026)